Exhibit 4.3

LEXITY, INC.

OPTION HOLDER NOTICE AND ACKNOWLEDGEMENT

As you know, Lexity, Inc. (the “Company”) has entered into an Agreement and Plan of Merger with Yahoo! Inc. (“Parent”) and certain other parties thereto, dated July 27, 2013 (the “Merger Agreement”), which will result in the Company becoming a wholly-owned subsidiary of Parent (the “Merger”). The Merger is expected to close on or around July 31, 2013, subject to customary closing conditions (the actual time for consummation of the Merger, the “Effective Time”).

What follows is a description of the treatment in the Merger of outstanding options to purchase Company common stock (“Company Options”) granted under the 2009 Equity Incentive Plan, as has been in effect from time to time (the “Plan”). Please read this Option Holder Notice and Acknowledgment (the “Notice”) carefully. Additionally, and in order to timely process and deliver any payments or substituted Parent stock options to which you might become entitled with respect to your Company Options following the Effective Time, please sign and return this Notice to the Company by July 29, 2013.

General Background on the Merger Consideration and Indemnification Obligations

Based on an estimated closing date of July 31, 2013, holders of Company common stock will receive approximately $0.71 per share in consideration for their shares in the Merger (the “Per Share Common Amount”); however, this number is only an estimate and the actual per share consideration received by holders of Company common stock could be higher or lower.

Not all of the Per Share Common Amount will be distributed to the holders of Company common stock on or immediately following the Effective Time. A portion of the aggregate Merger consideration will be placed in escrow in order to secure Parent’s rights of indemnification for, among other things, breach of the representations, warranties, covenants and agreements in the Merger Agreement.

Treatment of Company Options

Vested Company Options

If You Do Not Wish to Exercise Your Vested Company Options Prior to the Effective Time

Parent will not assume any Company Options that are vested as of the Effective Time (including any Company Options that become vested as a result of vesting acceleration immediately prior to the Effective Time) (“Vested Options”). The Merger Agreement provides that each unexercised Vested Option outstanding as of the Effective Time will be cancelled and converted into the right to receive a cash payment equal to the product of (x) the number of shares of Company common stock issuable upon the exercise of such Vested Option immediately prior to the Effective Time multiplied by (y) an amount equal to (1) the Per Share Common Amount minus (2) the per share exercise price for the shares of Company common stock that would have been issuable upon exercise of such Vested Option immediately prior to the Effective Time, to be paid as promptly as practicable after the Effective Time, less all applicable withholding taxes.

No payment shall be made with respect to any Option (whether vested or unvested) with a per share exercise price that equals or exceeds the amount of the Per Share Common Amount.

You may be requested to complete a letter of transmittal and other exchange documentation to facilitate the payments in respect of your Vested Options. All payments in respect of Vested Options will be reduced by all applicable withholding taxes. For U.S. taxpayers, please note that payments received in exchange for the cancellation of Vested Options constitute ordinary income (in the case of employees and former employees, subject to income and employment tax withholding) regardless of whether the Vested Option was an incentive stock option or nonstatutory stock option under federal tax laws.

By timely signing and returning this Notice, you understand, acknowledge and agree to the treatment of your Vested Options as described above, and as further specified in the Merger Agreement. A copy of the Merger Agreement is on file with Amit Kumar at the Company and is available for your review upon request should you desire to understand in greater detail the specific terms and conditions that apply under the Merger Agreement.

If You Wish to Exercise Your Vested Company Options Prior to the Effective Time

Unless you have previously agreed not to exercise your Vested Options, you may also choose to exercise your Vested Options prior to the Effective Time. If you wish to so exercise, please contact Amit Kumar at the Company no later than July 29, 2013. No exercises of Company Options will be permitted after July 29, 2013. To exercise, you must provide a completed exercise notice to the Company and pay the aggregate exercise price (including any applicable withholding taxes) applicable to the Vested Options you are exercising by the above date. As a stockholder of the Company at the Effective Time, a portion of the Merger consideration that you receive for your shares will be held back in escrow as noted above.

Exercising Incentive Stock Options: If you exercise Vested Options that qualify as “incentive stock options” (“Vested ISOs”) under federal tax law, the aggregate amount of the Per Share Common Amount payable for the underlying shares minus the aggregate exercise price applicable to those shares (such difference, the “Vested Spread”) will be reported as ordinary income to you for U.S. federal income tax purposes. The amount of Vested Spread reported to you as ordinary income will include the amount payable with respect to your Vested Options that are held back as Escrow Amounts. None of the Vested Spread reported to you as ordinary income in connection with your exercise of Vested ISOs will be subject to income or employment tax withholdings under applicable U.S. federal tax law. Please note that you should consider consulting your own tax adviser to understand the amount of employment taxes that will otherwise apply if you choose not to exercise your Vested ISOs.

Exercising Nonstatutory Stock Options: If you exercise Vested Options that do not qualify as incentive stock options and are considered to be “nonstatutory stock options” (“Vested NSOs”), the Vested Spread will be reported to you as ordinary income. The amount of Vested Spread reported to you as ordinary income will include the amount payable with respect to your Vested NSOs that are held back as Escrow Amounts, and the full amount so reported will be subject to all applicable income and employment tax withholdings.

Please note that, if your Vested Options remain outstanding at the Effective Time and you have signed and returned this Notice and Acknowledgement where indicated below, they will automatically be cancelled and converted into the right to receive the cash amounts described above. EXCEPT AS NOTED IN THE NEXT PARAGRAPH, YOU DO NOT NEED TO EXERCISE YOUR VESTED OPTIONS IN ORDER TO RECEIVE THE CASH AMOUNTS DESCRIBED ABOVE.

However, if your Vested Options will expire prior to the Effective Time or you otherwise want to exercise your Vested Options prior to the Effective Time, please contact Amit Kumar by phone or via email as soon as possible to make the appropriate arrangements. The Company will not process option exercises after July 29, 2013.

Unvested Company Options

Parent will assume all of your Company Options that are outstanding and unvested as of the Effective Time if you are a Continuing Employee (each, an “Assumed Option”). A “Continuing Employee” is someone who is an employee of the Company who continues as an employee of the Company (or Parent or one of its other subsidiaries) immediately following the Effective Time. Each Assumed Option will become an option to purchase a number of shares of Parent common stock equal to the product (rounded down to the next whole number of shares of Parent common stock) of (A) the number of shares of Company common stock that would have been issuable upon exercise of the unvested Company Options immediately prior to the Effective Time and (B) the Equity Exchange Ratio (as defined in the Merger Agreement). Each Assumed Option will have a per share exercise price for the shares of Parent common stock payable upon exercise of the Assumed Option equal to the quotient (rounded up to the nearest whole cent) obtained by dividing the exercise price per share of Company common stock at which such unvested Company Options was exercisable immediately prior to the Effective Time by the Equity Exchange Ratio.

Please note that any Assumed Options will otherwise continue to have and be subject to the same terms and conditions (including if applicable the vesting arrangements and other terms set forth in the applicable Plan and applicable option agreement) as are in place immediately prior to the Effective Time, except that the Assumed Options will be administered by Parent, will not have an “early exercise feature” (meaning you would no longer be able to exercise to purchase unvested shares) and will be treated for tax purposes as nonstatutory stock options (and will be taxed upon exercise as described above for Vested NSOs).

Parent will not assume any Company Options that are outstanding and unvested as of the Effective Time and are held by a Non-Continuing Employee. A “Non-Continuing Employee” includes anyone who will not remain employed by the Company, Parent or one of its other subsidiaries after the Effective Time, as well as all consultants and independent contractors of the Company, even if they continue to provide services to Parent or its subsidiaries after the Effective Time. Pursuant to the terms of the Plan, Company Options that are not assumed will fully vest contingent on the completion of the Merger and will be treated as discussed above under “Vested Company Options”. If you wish to exercise such Company Options prior to the completion of the Merger, please see “If You Wish to Exercise Your Vested Company Options Prior to the Effective Time” above. Company Options held by Non-Continuing Employees that remain outstanding at the Effective Time will be treated as discussed above under “If You Do Not Wish to Exercise Your Vested Company Options Prior to the Effective Time”.

The tax information in this Notice is summary information only and is given for your reference. You agree that the Company and its affiliates and successors are not providing and have not provided you with any tax or financial advice with respect to these matters and that you are relying solely on your own tax and other advisers in making any decisions regarding your Company Options. We encourage you to timely consult your own tax and financial advisers on these matters.

* * *

Please indicate your acceptance of the terms and conditions described above by signing and returning this Notice to Amit Kumar no later than the close of business on July 29, 2013. It is important that you take this action to receive payments related to your Vested Options and receive Assumed Options with respect to your unvested Company Options. If you do not timely sign and return this Notice, your unvested Company Options will not be assumed by Parent and will instead be cancelled at the Effective Time in exchange for the cash payment discussed above. You will not have any further rights with respect to or in respect of any Company Options that are so cancelled.

If you have any questions regarding the Notice, the Merger or the transactions contemplated thereby, please contact Amit Kumar of the Company, by phone or via email. Please note that if the Merger is not consummated, you will not be eligible to receive any of the payments or Assumed Options described in this Notice, and your Company Options will remain outstanding in accordance with their terms.

Very truly yours,

LEXITY, INC.

By:
Amit Kumar
Chief Executive Officer

Acknowledgement:

I acknowledge and agree to the treatment of my Company Options as described above. In the event the Merger does not close, this agreement will be without force or effect.

Acknowledged and agreed to on , 2013.

Optionee:

Signature

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